UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Bw Total Return Fund

Address of Principle Business Office (No. and Street, City, State, Zip Code):
     336 Cumberland Street
     Lebanon, Pennsylvania, 17042

Telephone Number (including area code):
     (717) 273-8441

Name and address of agent for service of legal process:
     Bw Total Return Fund
     336 Cumberland Street
     Lebanon, Pennsylvania, 17042

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
     YES [X] NO [ ].

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules there under require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the commission any comments concerning the accuracy of the burden estimate of the Form and any suggestions for reducing the burden of this Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Lebanon and the Commonwealth of Pennsylvania on the 12th day of January, 2008.

Signature Bw Total Return Fund BY Trustee of the Total Return Fund BY Robert J. Heerdt Title trustee

Attest:           David G. Ennis

Title:             trustee